Exhibit (a)(1)(E)

FORM OF CONFIRMATION OF RECEIPT OF ELECTION FORM

Confirmation of Receipt of Election Form

This Confirmation of Receipt of Election Form is related to Inphi Corporation’s Offer to Exchange dated September 20, 2012 (the “Offer”).

We have received your Election Form electing to ACCEPT the offer to exchange the eligible stock option grants indicated in your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we will accept your eligible stock options elected for exchange, subject to the terms and conditions set forth in the Offer, at 5:00 p.m., Pacific Time, on October 19, 2012.

Unless you withdraw your tendered eligible stock options by providing us a properly completed and signed Notice of Withdrawal before 5:00 p.m., Pacific Time, on October 19, 2012 (or, if the Offer is extended, before the new expiration date), we will cancel all eligible stock options that you have properly tendered for exchange. If you do not withdraw your tendered eligible stock options and we accept your eligible stock options for exchange, promptly following the expiration of the Offer we will provide you with confirmation that your eligible options have been accepted for exchange and have been cancelled.

Please note that you may change your election(s) at any time before 5:00 p.m., Pacific Time, on October 19, 2012, or, if the Offer is extended, before the new expiration date), but not after this time.

If you have any questions or regarding the Offer, please contact Aparna Bawa or John Edmunds. If you would like additional copies of any documents related to the Offer, please contact Joel Rodriguez at jrodriguez@inphi.com.

Thank you,

Aparna Bawa